SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 1

HEARTLAND EXPRESS, INC
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________________________________________________
(Title of Class of Securities)

422347 10 4
________________________________________________________________________________
(CUSIP Number)

Lawrence D. Crouse
P.O. Box 480
Burke, SD 57523
Telephone:  (605) 775-3020
Facsimile:  (605) 775-2086
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Lawrence D. Crouse, individually and as trustee of the 2005 Gerdin Children's Trust, 2007 Gerdin Heartland Trust, and 2009 Gerdin Heartland Trust (as defined below)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization

United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

11,604,882 (1)
	8.	Shared Voting Power

49,660 (2)
	9.	Sole Dispositive Power

9,668,606 (3)
	10.	Shared Dispositive Power

49,660 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,654,542 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

13.5% (4)
14.	Type of Reporting Person (See Instructions)

IN
_____________________

CUSIP NO.:  422347 10 4

(1)
Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse, (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee; (iv) 562,669 shares owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (v) 7,015,000 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

(2)
Comprised of 49,660 shares of Common Stock owned by trusts for the benefit of the grandchildren of Russell and Ann Gerdin over which Mr. Crouse serves as trustee and has shared voting and dispositive power with respect to each trust.

(3)
Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee;(iii) 562,669 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (iv) 7,015,000 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

(4)	Based on 86,474,350 shares of Common Stock outstanding as of December 14, 2011.

Lawrence D. Crouse previously filed Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Heartland Express, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 901 North Kansas Avenue, North Liberty, IA 52317.

Item 2.        Identity and Background.
(a)    This Statement is being filed on behalf of Lawrence D. Crouse.
(b)    The business address of the Mr. Crouse is P. O. Box 480, Burke, South Dakota 57523.
(c)    The principal occupation of Mr. Crouse is independent business owner. Mr. Crouse serves as a director of the Issuer.
(d) - (e)    During the last five years, Mr. Crouse has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Crouse is a citizen of the United States of America.
Item 3.        Source and Amount of Funds or Other Consideration.
Mr. Crouse serves as trustee of various trusts for the benefit of the family of Ann S. Gerdin as set forth in Item 5(a).  As set forth in Item 5(c), on December 14, 2011, the 2005 Gerdin Children's Trust and the 2009 Gerdin Heartland Trust purchased 133,000 and 515,000 shares of common stock, respectively, in private transactions with the Ann S. Gerdin Revocable Trust for $13.695 per share.  The trusts used the dividends received from their holdings of the Issuer's common stock to purchase these shares.

Item 4.        Purpose of Transaction.
The recent purchases set forth in Item 5(c) were for investment purposes for the two trusts.

Mr. Crouse does not have any other present plans or proposals with respect to any action referred to in sections (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
(a)     As of December 14, 2011, there were 86,474,350 shares of Common Stock outstanding. As of the date hereof, Mr. Crouse may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 11,654,542 shares of Common Stock, representing approximately 13.5% of the issued and outstanding shares of Common Stock of the Issuer. The shares of Common Stock deemed to be beneficially owned by Mr. Crouse consist of (i) 47,565 shares of Common Stock owned by Mr. Crouse personally; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares of Common Stock owned by the 2005 Gerdin Children's Trust; (iv) 562,669 shares of Common Stock owned by the 2007 Gerdin Heartland Trust; (v) 7,015,000 shares of Common Stock owned by the 2009 Gerdin Heartland Trust; and (vi) 49,660 shares of common stock owned by ten trusts for the benefit of the Gerdin grandchildren.

(b)	Mr. Crouse has the sole power to vote 11,604,882 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. (1) Mr. Crouse has the sole power to dispose of 9,668,606 of shares of Common Stock of the Issuer for which beneficial ownership is reported. (2)Mr. Crouse has shared power to dispose of 49,660 of shares of Common Stock of the Issuer for which beneficial ownership is reported.(3)

(c) Transactions Effected During the Past 60 Days or since the most recent filing of Schedule 13D:
The following transaction with respect to shares by of the reporting persons was effected during the past 60 days. These transactions were not effected in the open market.
On December 14, 2011:
The 2005 Gerdin Children's Trust, over which Mr. Crouse serves as trustee, purchased 133,000 shares of Common Stock from the Ann S. Gerdin Revocable Trust in a private transaction.
On December 14, 2011:
The 2009 Gerdin Heartland Trust, over which Mr. Crouse serves as trustee, purchased 515,000 shares of Common Stock from the Ann S. Gerdin Revocable Trust in a private transaction.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Mr. Crouse and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

None.

1 Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP; (iii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee;(iv) 562,669 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (v) 7,015,000 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

2 Comprised of (i) 47,565 shares of Common Stock owned by Mr. Crouse; (ii) 2,043,372 shares owned by the 2005 Gerdin Children's Trust over which Mr. Crouse serves as trustee;(iii) 562,669 shares of Common Stock owned by the 2007 Gerdin Heartland Trust over which Mr. Crouse serves as trustee; and (iv) 7,015,000 shares owned by the 2009 Gerdin Heartland Trust over which Mr. Crouse serves as trustee.

[3] Comprised of 49,660 shares of Common Stock owned by trusts for the benefit of the grandchildren of Russell and Ann Gerdin over which Mr. Crouse serves as trustee and has shared voting and dispositive power with respect to each trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Lawrence D. Crouse, individually and as trustee of the 2005 Gerdin Children's Trust, 2007 Gerdin Heartland Trust, and 2009 Gerdin Heartland Trust

/s/ Lawrence D. Crouse

Dated: December 16, 2011